Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Total makes a new oil discovery in the North Sea

Paris, December 3, 2012 - Total announces that its affiliate Total E&P Norge has made an oil discovery in the Garantiana prospect located on Production License 554 (PL554) in the Norwegian North Sea, 185 kilometers northwest of Bergen and 30 kilometers northeast of the Visund Field, at water depths of 384 meters. Total E&P Norge is operator of the license with a 40% interest, other partners are Det norske oljeselskap ASA 20%, Bridge Energy Norge AS 20% and Svenska Petroleum Exploration 20%.

Preliminary estimates place the size of the discovery between 25 and 75 million barrels of recoverable oil.

The wildcat well 34/6-2 S encountered oil in the Lower Jurassic Cook Formation with good reservoir quality. A successful production test was carried out on the well, with a flow rate of 4,300 barrels of oil per day through a 28/64" choke. A sidetrack (well 34/6-2 A) was then drilled to appraise the discovery and allowed to identify an oil-water contact in the formation.

The well on the Garantiana prospect is the first exploration well in License 554. Other prospects are located in the immediate vicinity of the discovery and are under evaluation. A second exploration well is planned to be drilled in the area.

Total has increased its exploration activity in Norway in recent years, drilling more wells on existing acreage, actively participating in exploration rounds, and, in the case of PL554, farming in as operator.

Commenting on the discovery, Patrice de Viviès, Total’s Senior Vice President Exploration & Production for Northern Europe said: “This oil discovery opens new perspectives in the area. The well, the test and the sidetrack on Garantiana have given information which will allow us to optimize the future exploration of the near-by structures and to investigate the development solutions”.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Exploration & Production in Norway

Since the late 1960s, Total has played a major role in the development of a large number of Norwegian fields, notably Frigg and Heimdal. Norway was the largest contributor to the Group’s equity production in 2011 with 287,000 barrels of oil equivalent per day (boe/d). Total holds interests in 91 production licenses in offshore Norway, 23 as operator.

In the first semester 2011 the developments of the Ekofisk South and Eldfisk ll fields were launched, in which Total has a 39.9% interest. Each development has a production capacity of 70,000 boe/d and production start-up is expected in 2014 and 2015 respectively.

In January 2012, Total submitted the plan for development and operation (PDO) for the Martin Linge field, a stand-alone field development planned to come on stream in Q4 2016. The PDO was approved by the Storting (Norwegian Parliament) in June 2012.

In 2011, Total made two promising discoveries as operator. The first is on Norvarg in the Barents Sea, with reserves that could reach up to 300 million barrels of oil equivalent; the second is on Alve North in the Norwegian Sea close to existing infrastructure. Appraisal of both discoveries is being planned.

In the 2011 (APA) Licensing Round, announced in January 2012, Total was granted interests in an additional eight licenses in the Norwegian North Sea, including five as operator.

In 2012, Total participated in a significant gas and condensate discovery in the King Lear prospect on Production Licenses 146 & 333 in the Southern sector of the Norwegian North Sea. The King Lear 2/4-21 well has encountered volumes estimated between 70 and 200 million barrels of oil equivalent.

In October 2012, the Group started-up its Atla gas condensate field located in license PL102C in the Norwegian North Sea. Atla was brought into production two years after completion of exploration drilling.

Total announced in October 2012 a swap of interests with ExxonMobil in a range of producing and undeveloped North Sea assets on the Norwegian Continental Shelf. Following this assets exchange with ExxonMobil, Total’s interest in the Oseberg field will increase from 10% to 14.7% and in the Dagny field from 6.54% to 39.54%.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.